SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Leal Entities (C.N.P.J) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON JUNE 8, 2021

1.              DATE, TIME AND PLACE: On June 8, 2021, held in non-presence mode.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. ("Braskem" or "Company"), with the participation of all Board Members indicated below, having the Board Member Roberto Lopes Pontes Simões also participated as Chief Executive Officer. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         SUBJECT FOR RESOLUTION: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company's headquarters and Governance Portal, the following resolution was taken unanimously:

(i)	PD.CA/BAK-17/2021 - Repurchase for cash of any and all of its outstanding debt notes in the capital market by Braskem Netherlands Finance BV and/or Braskem America Finance, guaranteed by the Company - As the prior analysis of the matter was carried out by the Finance and Investment Committee, which recommended its approval pursuant to PD.CA/BAK-17/2021, Braskem's business leader proposal was approved to authorize the carrying out, by the respective issuers, offer to repurchase for cash of any and all outstanding debt notes issued by Braskem Netherlands Finance BV with due date in 2023 and debt notes issued by Braskem America Finance Company with due date in 2041, whose main characteristics are described in Attachment I of PD.CA/BAK-17/2021, with the executive boards of the Company, Braskem Netherlands Finance BV and Braskem America Finance Company authorized to hire financial institutions to coordinate and provide the necessary services, service providers for the formalization and execution of any and all contracts, certificates and other documents necessary for the implementation of the operations of this resolution, as well as for resources movement required between the Company's subsidiaries.

3.2.         Subjects for Acknowledgement: Nothing to record.

3.3.         Subjects of Interest to the Company: Nothing to record.

BRASKEM S.A.

National Register of Leal Entities (C.N.P.J) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON JUNE 8, 2021

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members who attended the meeting, by the Chairman and by the Secretary.

São Paulo/SP, June 8, 2021.

José Mauro M Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

João Cox Neto	Andrea da Motta Chamma

Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista

Julio Soares de Moura Neto	Marcelo Klujsza

Paulo Roberto Vales de Souza	Roberto Faldini

Roberto Lopes Pontes Simões	Rogério Bautista da Nova Moreira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.